Filed Pursuant to Rule 424(b)(3)
Registration No. 333-207347

PROSPECTUS SUPPLEMENT NO. 9

(to Prospectus dated May 18, 2016)

38,128,672 Shares

VIEWRAY, INC.

Common Stock

This prospectus supplement No. 9 supplements the prospectus dated May 18, 2016 (the “Prospectus”), relating to the offering and resale by the selling stockholders identified in the Prospectus of up to 38,128,672 shares of our common stock, par value $0.01 per share. These shares were privately issued to the selling stockholders on July 23, August 13 and August 17, 2015 in connection with a private placement and a share exchange transaction described in the Prospectus.

This prospectus supplement incorporates into the Prospectus the information contained in Item 8.01 of the attached Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on February 27, 2017.

You should read this prospectus supplement in conjunction with the Prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the Prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

Our common stock is listed on The NASDAQ Global Market under the symbol “VRAY.” As of February 24, 2017 the last reported sale price for our common stock was $4.76 per share.

Investment in our common stock involves risks. See “Risk Factors” beginning on page 8 of the Prospectus, as updated or superseded by the “Risk Factors” section in our most recently filed Quarterly Report on Form 10-Q.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 27, 2017.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 27, 2017

VIEWRAY, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-37725	42-1777485
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

2 Thermo Fisher Way

Oakwood Village, Ohio 44146

(Address of principal executive offices, including zip code)

(440) 703-3210

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02	Results of Operations and Financial Condition.

On February 27, 2017, ViewRay, Inc. (the “Company”) issued a press release announcing certain financial results for the fourth quarter and full year ended December 31, 2016. The press release is attached hereto as Exhibit 99.1.

The information in this Item 2.02 of this Current Report on Form 8-K and the Exhibit 99.1 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section or Sections 11 and 12(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), or incorporated by reference in any filing of ViewRay, Inc. under the Securities Act or the Exchange Act, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Item 7.01	Regulation FD Disclosure.

The information set forth under Item 2.02 of this Current Report on Form 8-K is incorporated by reference into this Item 7.01.

The information in this Item 7.01 of this Current Report on Form 8-K and the Exhibit 99.1 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that Section or Sections 11 and 12(a)(2) of the Securities Act, or incorporated by reference in any filing of ViewRay, Inc. under the Securities Act or the Exchange Act, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Item 8.01	Other Events.

On February 27, 2017, the Company announced that it received 510(k) clearance from the U.S. Food and Drug Administration to market the MRIdian Linac system, the Company’s next generation linear accelerator-based MRI guided radiation therapy system.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description

99.1	Press Release dated February 27, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VIEWRAY, INC.

Date: February 27, 2017	By:	/s/ Chris A. Raanes
	Name:	Chris A. Raanes
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated February 27, 2017.

Exhibit 99.1

ViewRay Receives FDA 510(k) Clearance for MRIdian Linac

Announces Fourth Quarter and Full Year 2016 Financial Highlights, including

Record Revenue and $133.2 million in Backlog

CLEVELAND, February 27, 2017 — ViewRay, Inc. (Nasdaq: VRAY) announced today that the company received 510(k) clearance from the U.S. Food and Drug Administration (FDA) to market the MRIdian Linac system, the company’s next generation linear accelerator-based MRI-guided radiation therapy system.

“FDA clearance of the MRIdian Linac is a transformative milestone for ViewRay,” said Chris A. Raanes, president and chief executive officer of ViewRay. “We believe that availability of the world’s first commercial system to combine MRI for soft-tissue visualization and a compact linear accelerator will lead to a new standard of care in radiation oncology. Clinical experience with ViewRay’s first generation MRIdian System has demonstrated the benefits of on-table adaptive therapy and real-time MRI guidance, as clinicians are seeing for the first time how much tumors and organs move and change shape during the course of treatment.”

The first two MRIdian Linac systems in the United States are expected to be installed at Henry Ford Hospital in Detroit and Barnes-Jewish Hospital at Washington University in St. Louis.

“Radiation oncologists have long awaited the availability of a clinical system that integrates MR-imaging with linac radiation delivery, as this is a major breakthrough in improving the efficacy of radiation therapy for patients,” said Benjamin Movsas, M.D., chairman of Radiation Oncology at the Henry Ford Cancer Institute in Michigan. “At the Henry Ford Cancer Institute, we’re proud to be among the first centers to offer treatment with MRIdian Linac. The ability to see what’s happening inside the body while the patient is undergoing radiation therapy and ensure the radiation continually remains on target is a huge leap forward and will help us to improve patient outcomes.”

“With MRI-guided radiation therapy, we’re able to watch the movement of tumors and organs in the body as radiation is being delivered and adapt the dose of radiation in real-time, to help ensure the maximum dose reaches the tumor and that surrounding healthy tissue is spared,” said Sasa Mutic, Ph.D., director of Radiation Oncology Physics at Washington University School of Medicine. “This technology helps us treat tumors such those in the lung, liver and pancreas where increased precision is important due to nearby organs and other critical structures.”

ViewRay also announced the following financial highlights for the fourth quarter and full year ended December 31, 2016:

•	four new orders for MRIdian Systems in the fourth quarter of 2016, totaling $24.3 million, and 13 new orders for MRIdian Systems in 2016, totaling $77.0 million;

•	total backlog of $133.2 million as of December 31, 2016, representing 23 signed sales contracts;

•	revenue of $16.1 million in the fourth quarter of 2016, primarily from sales of three MRIdian Systems, and $22.2 million for the full year 2016, primarily from sales of four MRIdian Systems;

•	net loss of $11.0 million in the fourth quarter of 2016 and $50.6 million for the full year 2016; and

•	cash and cash equivalents of $14.2 million as of December 31, 2016.

“Our strong performance in 2016, combined with the $26.1 million we raised this January, positions us well for the launch and commercialization of MRIdian Linac,” said Ajay Bansal, chief financial officer of ViewRay.

About ViewRay

ViewRay®, Inc. (Nasdaq: VRAY), designs, manufactures and markets the MRIdian® radiation therapy system. MRIdian integrates MRI technology, radiation delivery and proprietary software to locate, target and track the position and shape of soft-tissue tumors during radiation. ViewRay believes this combination of enhanced visualization and accuracy will significantly improve outcomes for patients.

ViewRay and MRIdian are registered trademarks of ViewRay, Inc.

Forward Looking Statements:

This press release contains forward-looking statements. Statements in this press release that are not purely historical are forward-looking statements. Such forward-looking statements include, among other things, references to the MRIdian Linac leading to a new standard of care in radiation oncology, the expected first two installations of the MRIdian Linac, and the benefits of MRIdian Linac for physicians and patients. Actual results could differ from those projected in any forward-looking statements due to numerous factors. Such factors include, among others, the ability to raise the additional funding needed to continue to pursue ViewRay’s business and product development plans, the inherent uncertainties associated with developing new products or technologies, competition in the industry in which ViewRay operates and overall market conditions. These forward-looking statements are made as of the date of this press release, and ViewRay assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law. Investors should consult all of the information set forth herein and should also refer to the risk factor disclosure set forth in the reports and other documents ViewRay files with the SEC available at www.sec.gov.

Contact:

Michael Saracen

Senior Director,

Marketing ViewRay, Inc.

Phone: +1 408-242-2994

Email: media@viewray.com